FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name)

WeWork c/o New Found Gold Corp.
1600 - 595 Burrard Street
Vancouver, British Columbia
Canada V7X 1L4
845-535-1486
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _______         Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

New Found Closes $56 Million Bought Deal Financing

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 6, 2023--New Found Gold Corp. (TSXV:NFG | NYSE-A: NFGC) (“New Found” or the “Company”) is pleased to announce that it has closed its previously-announced “bought deal” public offering of 7,725,000 flow-through common shares of the Company (the “Flow-Through Shares”) that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) at a price of $7.25 per Flow-Through Share (the “Offering Price”) for aggregate gross proceeds of $56,006,250 (the “Offering”).

The Offering included significant participation by existing shareholders, representing approximately 50% of the issued shares from the Offering.

The Offering was completed pursuant to an underwriting agreement dated November 1, 2023, entered into among the Company and a syndicate of underwriters led by BMO Capital Markets and Canaccord Genuity Corp. and including Paradigm Capital Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., Desjardins Securities Inc., Eight Capital and Roth Canada, Inc.

The gross proceeds of the Offering will be used by the Company to incur eligible “Canadian exploration expenses” that will qualify as “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) (the “Qualifying Expenditures”) related to the Company’s Queensway Project located in Newfoundland, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2023.

Following completion of the Offering, the Company will have approximately $71.4M in cash and marketable securities.

The Flow-Through Shares were offered by way of a prospectus supplement in each of the Provinces and Territories of Canada (other than the Province of Quebec) and were also offered by way of a U.S. prospectus supplement forming part of the Company's registration statement on Form F-10 in the United States. Copies of the prospectus supplement and documents incorporated by reference therein are available electronically on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval+ (“SEDAR+”) (www.sedarplus.ca) and the SEC's Electronic Data Gathering and Retrieval System (“EDGAR”) (www.sec.gov) under New Found’s issuer profile.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 500,000m drill program at Queensway and is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Contact

To contact the Company, please visit the Company’s website and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours. Information on the Company’s website does not form a part of this press release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This press release contains certain “forward-looking statements” within the meaning of Canadian and U.S. securities legislation (including the Private Securities Litigation Reform Act of 1995), including statements relating to the use of proceeds of the Offering, the tax treatment of the Flow-Through Common Shares, and the funding of the drill program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “potential”, “goal”, “objective”, “prospective”, “possibly”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV or the NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks related to: the tax treatment of the Charity Flow-Through Common Shares, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the SEDAR+ at www.sedarplus.ca or through the EDGAR at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.

Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: November 6, 2023	By:	/s/ Collin Kettell
Chief Executive Officer